UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS COMPLETING CONSTRUCTION OF GRINDING-MIXING COMPLEX

Chelyabinsk, Russia — September 25, 2013 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces completion of the construction project for a grinding-mixing complex to produce cement.
The grinding-mixing complex was built in Chelyabinsk Metallurgical Plant’s industrial zone. The complex is a modern production facility for cement and blast-furnace slag cement. Its annual capacity is 1.6 million tonnes. Investment in the project totaled 174.4 million US dollars.
The complex’s chief technological advantage is the use of vertical roller mills that enable it to attain a maximum level of disintegration — grinding down to
4500-6000 Blaine fineness, which ensures cement strength and hardening rate.
This is the first such production facility in Russia, constructed up to modern
European standard.
Startup and commissioning works at the complex’s site are currently completed, and guarantee tests of its equipment have begun, using waste from blast-furnace production.
“Constructing this complex on the basis of Chelyabinsk Metallurgical Plant enables us to process there blast-furnace slag, which is the chief raw material for producing high-quality cement. This way Mechel managed to establish a highly profitable complete-cycle production, based on rational use of the plant’s by-product — waste from steelmaking. The new complex is equipped with modern, ecologically safe equipment, which ensures extremely low dust emissions — 30 milligrams per cubic meter,” Mechel Materials OOO’s Chief Executive Officer
Nikolai Parkhomchuk noted.
The complex’s chief produce, high-quality blast-furnace slag cement, is used in constructing above and underground structures subject to aggressive environments, in building hydro power stations, ferrous metallurgy and heavy industry facilities. It is also used in making wall blocks, concrete mixes, construction mortars, dry mixes and etc.

***
Mechel OAO
Elena Andreyeva
Tel: + 7 495 221 88 88
elena.andreeva01@mechel.com
***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 25, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO